SEC FILE NUMBER 001-35176

CUSIP NUMBER 37951D 102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:__________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Global Eagle Entertainment Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

4553 Glencoe Avenue

Address of Principal Executive Office (Street and Number)

Los Angeles, California 90292

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b -25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F , Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Global Eagle Entertainment Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense. The Form 10-K was due to be filed not later than 5:30 p.m., EDT, on March 16, 2015. The Company encountered unexpected difficulties in making final changes to the Form 10-K prior to filing, and although the Company authorized filing prior to 5:30 p.m., EDT, on March 16, 2015, the Company encountered an unexpected technical error in the filing which resulted in its rejection by the EDGAR system. After correcting this technical error, the Company filed the Form 10-K, but the filing was not accepted by the United States Securities and Exchange Commission until 5:35 p.m., EDT.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael Zemetra	(310)	437-6000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted above, the Form 10-K has already been filed. Please see the Form 10-K for a description of the significant changes in results of operations from the corresponding period for the last fiscal year.

Global Eagle Entertainment Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2015	By: /s/ Michael Zemetra
Michael Zemetra
Chief Financial Officer and Treasurer